UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 16, 2022 (May 15, 2022)

CHARDAN NEXTECH ACQUISITION 2 CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40730	85-1873463
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

17 State Street, 21st Floor
New York, NY	10004
(Address of principal executive offices)	(Zip Code)

(646) 465-9000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, consisting of one share of Common Stock, $0.0001 par value per share, and three-quarters of one Redeemable Warrant	CNTQU	NASDAQ Capital Market
Common Stock, par value $0.0001 per share, included as part of the Units	CNTQ	NASDAQ Capital Market
Redeemable Warrants included as part of the Units, each exercisable for one share of Common Stock for $11.50 per share	CNTQW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

Chardan NexTech Acquisition 2 Corp., a Delaware corporation, is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (“Chardan”). On May 15, 2022, Chardan entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dragonfly Energy Corp., a Nevada corporation (“Dragonfly”), and Bronco Merger Sub, Inc., a Nevada corporation and a direct, wholly owned subsidiary of Chardan (“Merger Sub”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the agreements related thereto.

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:

(i) at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, in accordance with applicable provisions of the Nevada Revised Statutes (“NRS”) and the Delaware General Corporation Law (“DGCL”), Merger Sub will merge with and into Dragonfly, the separate corporate existence of Merger Sub will cease and Dragonfly will be the surviving corporation and a wholly owned subsidiary of Chardan (the “Merger”);

(ii) at the Closing, Chardan will be renamed “Dragonfly Energy Holdings Corp.” and is referred to herein as “New Dragonfly”;

(iii) as a result of the Merger, among other things, all shares of capital stock of Dragonfly outstanding as of immediately prior to the effective time of the Merger will be canceled in exchange for the right to receive shares of common stock, par value $0.0001 per share, of New Dragonfly (“New Dragonfly Common Stock”);

(iv) as a result of the Merger, each Dragonfly option outstanding as of immediately prior to the effective time of the Merger will be converted into the right to receive a New Dragonfly option, subject to certain exceptions and conditions as set forth in the Merger Agreement;

(v) at the Closing, 40,000,000 shares of New Dragonfly Common Stock shall be issuable to existing holders of Dragonfly capital stock or pursuant to the aforementioned converted options; and

(vi) following the Closing, existing holders of Dragonfly capital stock will have the right to receive up to an aggregate of 40,000,000 additional shares of New Dragonfly Common Stock in three tranches as follows:

(A) New Dragonfly shall issue 15,000,000 shares of New Dragonfly common stock in the aggregate, if, as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2023 for New Dragonfly filed with the United States Securities and Exchange Commission (the "SEC"), New Dragonfly's (x) total audited revenue for the year ended December 31, 2023 is equal to or greater than $250,000,000, and (y) audited operating income for the year ended December 31, 2023 is equal to or greater than $35,000,000;

(B) New Dragonfly shall issue an additional 12,500,000 shares of New Dragonfly common stock, in the aggregate (the “Second Earnout”), if at any time during the period beginning on the Closing Date and ending on December 31, 2026, the VWAP of the New Dragonfly common stock over any 20 Trading Days (which may or may not be consecutive) within any 30 consecutive Trading Day period is greater than or equal to $22.50 per share of New Dragonfly common stock (the “Second Milestone”); and

(C) New Dragonfly shall issue an additional 12,500,000 shares of New Dragonfly common stock, in the aggregate (the “Third Earnout”), if at any time during the period beginning on the Closing Date and ending on December 31, 2028, the VWAP of the New Dragonfly common stock over any 20 Trading Days (which may or may not be consecutive) within any 30 consecutive Trading Day period is greater than or equal to $32.50 per share of New Dragonfly common stock (the “Third Milestone”).

Upon the occurrence of the Third Milestone, if the Second Milestone has yet to occur, the Second Milestone will be deemed to have occurred simultaneously with the Third Milestone and the holders of Dragonfly capital stock shall be entitled to receive the Second Earnout as if the Second Milestone had occurred on or prior to December 31, 2026, provided, however, that such date shall only occur once, if at all, and in no event shall such holders be collectively entitled to receive more than an aggregate of 40,000,000 additional shares of New Dragonfly Common Stock.

The Board of Directors of Chardan (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of Chardan.

Upon the consummation of the business combination, the Board will be composed of seven members, five of whom will be designated by Dragonfly and two of whom will be designated by Chardan.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Merger and related agreements and transactions by the stockholders of Chardan and the stockholders of Dragonfly (the requisite stockholders of Dragonfly approved the Merger by written consent immediately after the execution of the Merger Agreement), (ii) effectiveness of the proxy statement / registration statement on Form S-4 to be filed by Chardan in connection with the Merger, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) the absence of any law or order enjoining or prohibiting the Merger, (v) that Chardan have at least $5,000,001 of net tangible assets upon Closing, (vi) receipt of approval for listing on the Nasdaq Capital Market of the shares of New Dragonfly Common Stock to be issued in connection with the Merger and (vii) the bringdown of representations, warranties and covenants of the other party, subject to certain materiality qualifiers.

Other conditions to Chardan’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the Key Employment Agreements (as defined in the Merger Agreement) shall have been amended and be in full force and effect and shall not have been terminated for any reason, (ii) the Company Preferred Conversion shall have occurred or will occur immediately prior to the Effective Time, (iii) if, and only if, the Debt Financing as contemplated by the Debt Commitment Letter (defined below) is (x) consummated prior to or concurrent with the Closing, Dragonfly shall have delivered the Payoff Consent and Payoff Letter (each as defined in the Merger Agreement) to Chardan and all outstanding PIUS Debt (as defined in the Merger Agreement) shall be paid off substantially concurrently with the Closing or (y) not consummated prior to or concurrent with the Closing, the PIUS Debt shall have been refinanced on terms mutually agreeable to Chardan and Dragonfly and (iv) no Material Adverse Effect (as defined in the Merger Agreement) shall have occurred since the date of the Merger Agreement.

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) Dragonfly to prepare and deliver to Chardan certain audited and unaudited consolidated financial statements of Dragonfly, (iv) Chardan to prepare and file a proxy statement/registration statement on Form S-4 and take certain other actions to obtain the requisite approval of Chardan stockholders of certain proposals regarding the Merger, (v) the parties to use commercially reasonable efforts to obtain necessary approvals from governmental agencies and (vi) to the extent Closing has not occurred by August 10, 2022, then, pursuant to Chardan's organizational documents, Chardan shall extend the deadline to consummate its initial business combination by an additional three months from the Termination Date (as defined in Chardan's Amended and Restated Certificate of Incorporation as in effect on May 15, 2022) (such date, the "Extended Termination Date"); provided that if the Closing has not occurred by the date that is two business days prior to the Extended Termination Date, Chardan shall extend the deadline to consummate its initial business combination by an additional three months from the Extended Termination Date.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by Chardan, Merger Sub, and Dragonfly. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of Chardan and Dragonfly, (ii) by Dragonfly, if there has been a Modification in Recommendation (as defined in the Merger Agreement) by the Board, or (iii) by either Chardan or Dragonfly in certain other circumstances set forth in the Merger Agreement, including (a) if certain approvals of the stockholders of Chardan are not obtained as set forth in the Merger Agreement, (b) if any Governmental Authority (as defined in the Merger Agreement) shall have issued or otherwise entered a final, nonappealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger, (c) in the event of certain uncured breaches by the other party, or (d) if the Closing has not occurred on or before the date that is nine (9) months from the date of the Merger Agreement.

Certain Related Agreements

Registration Rights & Certain Restrictions on Transfer

The Merger Agreement contemplates that, at the Closing, New Dragonfly, Chardan NexTech Investments 2 LLC, a Delaware limited liability company (the “Sponsor”), Chardan’s initial stockholders, certain shareholders of Dragonfly and certain of each of their respective affiliates, as applicable, and the other parties thereto, will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which New Dragonfly will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of New Dragonfly Common Stock and other equity securities of New Dragonfly that are held by the parties thereto from time to time and the parties thereto will be provided with customary demand and piggyback registration rights.

Additionally, the Registration Rights Agreement and the Bylaws of New Dragonfly contain certain restrictions on transfer with respect to (i) shares of New Dragonfly Common Stock and any other equity securities convertible into or exercisable or exchangeable for shares of New Dragonfly Common Stock held by the Dragonfly Stockholders immediately following the Closing (other than any shares purchased in the public market or in the PIPE Investment) and (ii) any Earnout Shares (as defined in the Merger Agreement) issued within six (6) months of the closing date and any shares of New Dragonfly Common Stock issued with respect to or in exchange for such Earnout Shares (the “Lock-up Shares”). Such restrictions begin at the Closing and end on the date that is six months after Closing.

Sponsor Support Agreement

On May 15, 2022, the Sponsor, Chardan and Dragonfly entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed to (i) vote in favor of the Merger Agreement and the transactions contemplated thereby and against any proposal that would reasonably be expected to result in (x) a breach of any of Chardan’s or Merger Sub’s covenants, agreements or obligations under the Merger Agreement or in any Ancillary Agreements or (y) any Closing conditions set forth in Section 9.1 or 9.3 or the Merger Agreement not being satisfied, (ii) retain and not redeem its holdings in Chardan prior to the Closing, (iii) be subject to certain transfer restrictions with respect to its holdings in Chardan and (iv) be bound by certain provisions of the Merger Agreement as if it were an original signatory thereto, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

Subscription Agreement

On May 15, 2022, concurrently with the execution of the Merger Agreement, Chardan entered into a subscription agreement (the “Subscription Agreement”) with the Sponsor (the “PIPE Investor”). Pursuant to and subject to the terms and conditions contained in the Subscription Agreement, the PIPE Investor has subscribed to purchase up to 500,000 shares of New Dragonfly Common Stock at a purchase price of $10.00 per share for an aggregate purchase price of up to $5,000,000 (the “PIPE Investment”).

As set forth in the Subscription Agreement, the PIPE Investor may purchase shares of Chardan Common Stock in the open market, and reduce (i) its purchase price under the Subscription Agreement by an amount equal to the number of shares that the PIPE Investor purchased in the open market multiplied by the per share redemption amount received by public stockholders who elect to redeem their shares prior to the Closing and (ii) the number of shares it subscribed for by an amount equal to the number of Shares Subscriber purchased in the open market and not redeemed as contemplated above. The PIPE Investor agreed that it will not exercise its right to vote any shares it may purchase in the open market following the date of the Subscription Agreement and prior to the Closing, in connection with any vote to approve the Merger.

The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreement will terminate with no further force and effect upon the earliest to occur of: (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of the parties to the Subscription Agreement, (iii) if the conditions to closing set forth in the Subscription Agreement are not satisfied at, or are not capable of being satisfied on or prior to, the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement will not be or are not consummated at the Closing and (iv) May 15, 2023, if the Closing has not occurred on or before such date.

Debt Commitment Letter

On May 15, 2022, Chardan and Dragonfly entered into a commitment letter (the “Debt Commitment Letter”), with EICF Agent LLC (“EIP”) and CCM Investments 5 LLC, an affiliate of the Sponsor (“CCM 5”, and collectively with EIP, the “Initial Lenders”), pursuant to which the Initial Lenders have agreed to provide Dragonfly with a senior secured term loan facility in an aggregate principal amount of $75,000,000 (the “Term Loan Facility”) subject to the satisfaction of a number of specified conditions set forth in the Debt Commitment Letter. CCM 5 intends to backstop its commitment under the Debt Commitment Letter by entering into a backstop commitment letter (the “Backstop Commitment Letter”) with certain third party financing sources prior to the Closing Date.

The proceeds of the Term Loan Facility will be used (i) to support the Merger, (ii) to repay all outstanding PIUS Debt and other obligations of Dragonfly, (iii) to pay for fees and expenses in connection with the foregoing, (iv) to provide additional growth capital and (v) for other general/corporate purposes. The Term Loan Facility must be fully drawn on the Closing Date, will mature four years from the Closing Date and will be subject to quarterly amortization of 5% per annum beginning 24 months after the Closing Date. Chardan will be a guarantor under the Term Loan Facility.

As part of the consideration for the Term Loan Facility, New Dragonfly will also issue to the Initial Lenders (but not CCM 5 to the extent it has not backstopped its commitment pursuant to the Backstop Commitment Letter) on the Closing Date: (i) penny warrants (the “Penny Warrants”) exercisable to purchase 3.6% of New Dragonfly’s common stock on a fully-diluted basis, calculated as of the Closing Date, and (ii) warrants (the “$10 Per Share Warrants”) exercisable to purchase 1.6 million shares of New Dragonfly’s common stock at $10 per share. The Penny Warrants will have an exercise period of ten years from the date of issuance. The $10 Per Share Warrants will have an exercise period of five years from the date of issuance and will have customary cashless exercise provisions. The warrants will have standard anti-dilution protections. The shares of New Dragonfly common stock issuable upon exercise of the warrants shall have customary registration rights requiring New Dragonfly to file and keep effective a registration statement registering the resale of such shares.

Equity Facility Letter Agreement

On May 15, 2022, Chardan, Dragonfly and CCM 5 (the “Equity Facility Investor”) entered into a letter agreement (together with the Summary of Indicative Terms attached as an exhibit thereto, the “Equity Facility Letter Agreement”) pursuant to which Chardan and Dragonfly agreed to enter into definitive documentation (the “Equity Facility Definitive Documentation”) to establish a committed equity facility (the “Equity Facility”) prior to the Closing. The Equity Facility Definitive Documentation will contain terms that are consistent with the Equity Facility Letter Agreement and customary for documentation of this nature. Pursuant to and subject to the conditions to be set forth in the Equity Facility Definitive Documentation, New Dragonfly will have the right from time to time at its option to direct the Equity Facility Investor to purchase up to a specified maximum amount of shares of New Dragonfly common stock, up to a maximum aggregate purchase price of $150,000,000 over the 36-month term of the Equity Facility Letter Agreement.

The foregoing descriptions of the Merger Agreement, form of the Registration Rights Agreement, the Sponsor Support Agreement, the Subscription Agreement, the Debt Commitment Letter and the Equity Facility Letter Agreement and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, form of the Registration Rights Agreement, the Sponsor Support Agreement, the Subscription Agreement, the Debt Commitment Letter and the Equity Facility Letter Agreement, copies of which are filed with this Current Report on Form 8-K, and the terms of which are incorporated by reference herein.

The Merger Agreement, the Registration Rights Agreement, the Sponsor Support Agreement, the Subscription Agreement, the Debt Commitment Letter and the Equity Facility Letter Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Chardan, Dragonfly, or their affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Registration Rights Agreement, the Sponsor Support Agreement, the Registration Rights Agreement, the Subscription Agreement, the Debt Commitment Letter and the Equity Facility Letter Agreement and the other documents related thereto were made only for purposes of such agreements as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the Registration Rights Agreement, the Sponsor Support Agreement, the Subscription Agreement, the Debt Commitment Letter and the Equity Facility Letter Agreement, as applicable, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Sponsor Support Agreement, the Subscription Agreement, the Debt Commitment Letter or the Equity Facility Letter Agreement, as applicable, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Registration Rights Agreement, the Sponsor Support Agreement, the Subscription Agreement, the Debt Commitment Letter or the Equity Facility Letter Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the Registration Rights Agreement, the Sponsor Support Agreement, the Subscription Agreement, the Debt Commitment Letter or the Equity Facility Letter Agreement, as applicable, which subsequent information may or may not be fully reflected in Chardan’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment and the warrants related to the Term Loan Facility is incorporated by reference in this Item 3.02. The shares of Chardan Common Stock and warrants exercisable to purchase shares of Chardan Common Stock to be issued in connection with the PIPE Investment and the Term Loan Facility will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between Chardan and Dragonfly. Chardan intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Chardan, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Chardan stockholders. Chardan also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Chardan are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Chardan through the website maintained by the SEC at www.sec.gov.

The documents filed by Chardan with the SEC also may be obtained by contacting Chardan NexTech Acquisition 2 Corp. at 17 State Street, 21st Floor, New York, New York 10004, or by calling (646) 465-9001.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS CURRENT REPORT ON FORM 8-K, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT ON FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Dragonfly, Chardan and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Chardan’s shareholders in connection with the proposed business combination. A list of the names of such persons and information regarding their interests in the proposed business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents free of charge by directing a written request to Chardan or Dragonfly. The definitive proxy statement will be mailed to Chardan’s shareholders as of a record date to be established for voting on the proposed business combination when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K is and the information contained therein are not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this Current Report on Form 8-K, including statements as to the transactions contemplated by the business combination and related agreements, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Dragonfly, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Dragonfly or Chardan) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Chardan and its management, and Dragonfly and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Dragonfly, Chardan, the combined company or others following the announcement of the business combination and the transactions contemplated thereby; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Chardan or Dragonfly, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Dragonfly as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination; 8) ability of Dragonfly to successfully increase market penetration into its target markets; 9) the addressable markets that Dragonfly intends to target do not grow as expected; 10) the loss of any key executives; 11) the loss of any relationships with key suppliers including suppliers in China; 12) the loss of any relationships with key customers; 13) the inability to protect Dragonfly’s patents and other intellectual property; 14) the failure to successfully optimize solid state cells or to produce commercially viable solid state cells in a timely manner or at all, or to scale to mass production; 15) costs related to the business combination; 16) changes in applicable laws or regulations; 17) the possibility that Dragonfly or the combined company may be adversely affected by other economic, business and/or competitive factors; 18) Dragonfly’s estimates of its growth and projected financial results for 2022 and 2023 and meeting or satisfying the underlying assumptions with respect thereto; 19) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Chardan’s securities; 20) the risk that the transaction may not be completed by Chardan’s business combination deadline (as may be extended pursuant to Chardan’s governing documents); 21) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 22) inability to complete the PIPE investment, the term loan and equity line (ChEF) in connection with the business combination; and 23) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Chardan’s Form S-1 (File Nos. 333-252449 and 333-253016), Annual Report on Form 10-K for the year ended December 31, 2021 and registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Chardan, referred to as a proxy statement/prospectus and other documents filed by Chardan from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Chardan or Dragonfly gives any assurance that either Chardan or Dragonfly or the combined company will achieve its expected results. Neither Chardan nor Dragonfly undertakes any duty to update these forward-looking statements, except as otherwise required by law. For additional information, see “Risk Considerations” in the investor presentation, which will be provided in a Current Report on Form 8-K to be filed by Chardan with the SEC and available at www.sec.gov.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Merger Agreement, dated as of May 15, 2022
10.1	Sponsor Support Agreement, dated as of May 15, 2022
10.2	Subscription Agreement, dated as of May 15, 2022
10.3	Form of Amended and Restated Registration Rights Agreement
10.4	Debt Commitment Letter, dated as of May 15, 2022
10.5	Equity Facility Letter Agreement, dated as of May 15, 2022
104	The cover page of this Current Report on Form 8-K, formatted in Inline XBRL.
*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Chardan agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARDAN NEXTECH ACQUISITION 2 CORP.

Date: May 16, 2022	By:	/s/ Jonas Grossman
		Name:	Jonas Grossman
		Title:	Chief Executive Officer